

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

December 7, 2015

Suthep Thepchit
Chief Executive Officer
Eternal Speech, Inc.
156/13 Moo 10 Nongprue
Banglamung
Chonburi 20150
Thailand

> **Re:** **Eternal Speech, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed November 18, 2015**
> **File No. 333-205720**

Dear Mr. Thepchit:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 4, 2015 letter.

Risk Factors, page 10

1. Your revised disclosure made in response to prior comment 9 indicates that you will focus your initial sales efforts in the United States. Given that you have one employee/officer/director who resides in Thailand, please expand your discussion to describe in material detail how you will implement your business plan in Florida, as well as the resources and personnel required, and discuss any material costs associated with implementing this plan. Please add appropriate risk factor disclosure regarding the material risks relating to maintaining your office in Thailand and initiating your sales efforts in the United States.

You may contact Amanda Kim, Staff Accountant, at (202) 551-3241 or Craig Wilson, Senior Assistant Chief Accountant, (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or me at (202) 551-3457 with any other questions.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel
Office of Information Technologies
and Services

cc: Randall V. Brumbaugh, Esq.